Filed by D8 Holdings Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: D8 Holdings Corp.

Commission File No. 001- 39384

Date: April 15, 2021

The following is a transcript of the investor call held by D8 Holdings Corp. and Vicarious Surgical Inc. on April 15, 2021 in connection with their business combination transaction:

Vicarious Surgical Inc. and D8 Holdings Corp. Announce Definitive Business Combination Agreement Conference Call.

April 15, 2021

Presenters

Donald Tang, D8 Holdings President and Co-founder

David Styka, Vicarious Surgical Executive Chairman

Adam Sachs, Vicarious Surgical Co-founder and CEO

Bill Kelly- Vicarious Surgical CFO

Operator

Good morning. And welcome to the investor call to discuss today's announcement of a business combination agreement between D8 Holdings Corp, and Vicarious Surgical Inc. At this time, all participants have been placed in a listen-only mode. Please note that this conference call is being recorded and that the recording will be available on both companies’ websites for replay shortly.

Before we begin, I'd like to remind everyone that our remarks today may contain forward looking statements that are based on the current expectations of management and involves inherent risks and uncertainties that could cause actual results to differ materially from those indicated, including the risks and uncertainties described in the company's filings with the Securities and Exchange Commission. You are cautioned not to place undue reliance upon any forward looking statements, which speak only as of the date made.

Although it may voluntarily do so from time to time, the company undertakes no commitment to update or revise the forward looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable securities laws. I will now turn the call over to Donald Tang, co-founder and president of D8. Mr. Tang, please go ahead, sir.

Donald Tang

Thank you. And welcome everyone to today's call to discuss an exciting combination of D8 Holdings and Vicarious Surgical. Our discussion this morning will reference presentation materials available in the events section of the investor website for D8 Holdings. Beginning on slide three, I am joined on the call today by David Styka, Vicarious’ executive chairman, Adam Sachs, co-founder and chief executive officer of Vicarious Surgical, and Bill Kelly, Chief Financial Officer of Vicarious Surgical.

Simply stated, we are extremely excited today to announce that D8 Holdings and Vicarious Surgical have entered into definitive business combination agreement. Vicarious Surgical is a next generation robotics company developing a disruptive technology with the goals of increasing the efficiency of surgical procedures, improving patient outcomes, in reducing healthcare costs. Now, as a SPAC sponsor and private equity investor, I generally focus on identifying companies deploying new and innovative technology targeting large addressable market opportunities.

My background is that I was trained as a computer scientist and studied at Carnegie Mellon, which was and continues to be a hotbed of robotics research. In our portfolio, we have incubated a number of biotech and healthcare assets, as well as leveraged robotics extensively to automate labor intensive manufacturing. So suffice it to say, we are not only believers in the potential of robotics in the future, we're active users of robotics today. So why Vicarious Surgical? Well, we have prepared a short video introducing the company, which I think will help illustrate why we're so excited by this opportunity.

Turning to slide four. As detailed in our press release this morning, this transaction values the combined company at an enterprise value of approximately $1.1 billion and is expected to price more than $425 million in cash on the balance sheet after closing, including a fully committed $115 million pipe priced at $10 per share. Pipe participants include strategic investor Becton Dickinson, one of the largest global medical technology companies in the world, new institutional investors and existing investors, including Bill Gates, Vinod Khosla’s Khosla Ventures, Eric Schmidt's Innovation Endeavors, and Phil Liang's E15 Venture Capital.

The transaction is expected to deliver up to $460 million of gross proceeds, including up to $345 million of cash held in D8’s trust account, assuming no redemptions already affected. The transaction values the combined company and an enterprise value of approximately $1.1 billion and implies approximately 3.1 times 2025 estimated revenues of $355 million.

The transaction was unanimously approved by the board of directors of both Vicarious Surgical and D8, and is subject to approval by D8’s shareholders and other customary closing conditions. The transaction is expected to close in the third quarter of 2021. Turning to slide 5, the D8 team looked at numerous investment opportunities in search of an exciting growth company. And Vicarious Surgical simply blew us away.

Vicarious has a visionary team backed by savvy investors. And they are disrupting massive addressable markets where legacy solutions are only scratching the surface of what is possible. Adam will discuss Vicarious’s differentiated technology and capabilities in a few moments. But it is important to understand that our in-depth diligence process involved external advisors that were equally blown away by the strength and consistency of feedback from surgeons and hospitals alike.

We also like the fact that they have a clear path to regulatory (PH) clearance in commercialization that has been de-risked by a breakthrough medical device designation from the FDA. We believe Vicarious Surgical is truly a thought leader in the surgical space. And we believe the market is ready for surgical robots that would drive efficiency and improve quality of patient care. We're excited to help Vicarious Surgical with the next phase of commercialization, bringing much needed innovation and choice to patients and practitioners in the U.S. as well as abroad. And with that, I'll now turn the call over to Vicarious Surgical’s executive chairman, David Styka. David?

David Styka

Thanks, Donald. Hello. I'm David Styka. And I joined Vicarious Surgical as executive chairman last year. I have 30 years’ experience as a finance executive for innovative startups, the last 20 years in healthcare. In particular, I spent the last five years of Auris Health, a company focused on developing next generation medical robotics platforms, as chief financial officer. Auris was founded by Dr. Fred Moll, a leading innovator in surgical robotics and also the co-founder of Intuitive Surgical in the 1990s.

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At Auris, I worked with Dr. Moll to raise several $100 million in equity capital, build out a development and commercial organization, secure FDA clearance, and commercialize our first platform. It was shortly after that in early 2019, Johnson and Johnson stepped forward with an offer to acquire Auris for upwards of $6 billion, including earnouts, the largest private medical device acquisition in history. Among the things I took away from my experience at Auris was a deep understanding of what it takes to develop a robotics platform from concept to commercialization, and also a clear picture of the current landscape of technological innovation in surgical robotics.

When Vicarious co-founders, Adam Sachs and Sammy Khalifa, presented me with their vision, I was immediately impressed. The architecture of their robot far exceeded anything I had seen in the last five years, adding capabilities currently not available in surgical robotics. In fact, this design solves many of the problems that affect the legacy robotic systems for the last 20 years. It is, in short, a totally disruptive technology that has the opportunity to vastly improve medical procedure outcomes.

Adam and Sammy have built an incredible team, both on the development and operation sides. And with the addition of Bill Kelly, a CFO who's on this call, and June Morris, a chief legal officer, we are well positioned to be a public company. Let me say that it is my great pleasure to be part of this team. And with that, let me turn it over to co-founder and CEO, Adam Sachs. Adam?

Adam Sachs

Thanks, David. Let me start with a little color on my background and the company's history, and the leadership team that we've built over the last seven years. My background is best described as, I'm a roboticist--actually, roboticist, mechanical engineer, and biomedical engineer. I studied at MIT, where I met Vicarious Surgical’s co-founder and chief technology officer, Sammy Khalifa, who was studying both robotics and biomedical engineering as well. We both worked at Apple for a little while before leaving to pursue our real passion, which was to create this product and this company, along with our third co-founder and chief medical officer, Dr. Barry Green.

Dr. Green is a highly experienced, minimally invasive surgeon, specifically a board certified bariatric and general surgeon with over 25 years’ experience in performing advanced laparoscopic surgical procedures. Since then, I'm proud to have built an incredible team of professionals with the breadth and depth of experience, including public company leadership experiences, as well as, importantly, those who have a valuable combination of robotics expertise with medical device experience.

On slide eight, the company has been incredibly fortunate to have the support of some of the most well regarded and visionary investors in the world, including Bill Gates, Samir Kaul and Vinod Khosla from Khosla Ventures, Eric Schmidt; Innovation Endeavors, Jerry Yang; AME Cloud Ventures, and Phil Liang; E15’s VC.

We are also supported by an impressive group of experienced directors led by our executive chairman, David Styka, as well as key strategic advisors, including our technology advisor, Paul Hermes, who is the former head of Medtronic Robotics Program, and our IP advisor, Dave Hyatt, who is former general counsel and chief IP counsel at Becton Dickinson.

Turning now to slide 9 and 10. Vicarious Surgical’s novel approach to use surgery uses a combination of proprietary human-like surgical robots and virtual reality to transport surgeons inside the patient when performing minimally invasive surgery. Before we dive into our solution; however, I think it's important to outline the problem that was the basis for us forming the company seven years ago, specifically to solve the long standing and persistent issues presented by open surgery, standard minimally invasive surgery, and legacy robotic surgery.

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So this is the state of surgery today, beginning with open surgery, which is the longest tenured of the approaches that we will discuss today despite numerous issues. In open surgery, a surgeon takes a scalpel and makes a huge incision across the abdominal wall of the patient to open them up and come in. The large incision allows them to work with their own hands and see with their own eyes. However, the large incision also opens the door for accessible pain and possible injuries and complications.

In fact, most of the complications from open surgery are not related to the damage to the organs themselves. Rather, they are the result of the large incision made to access the organs inside the abdomen. Unfortunately, almost 20% of patients that have an open abdominal procedure end up with a failure of the incision to heal, called an incisional hernia that needs to be repaired with an additional surgical procedure.

So in an effort to avoid the challenges of open surgery, the industry invented minimally invasive approaches beginning in the ‘80s. With minimally invasive surgery, a surgeon makes three to five smaller incisions up to 1.5 centimeters in length, and inserts long, slender instruments through those incisions. With motion that pivots about the abdominal wall, the surgeon can triangulate on the tissue where they want to operate inside the abdomen.

Single-port robotic offerings were introduced in an effort to resolve the challenges caused by triangulating between multiple small incisions. Single-port robotic offerings were introduced in an effort to reduce the challenges from multi-port surgery caused by triangulation between multiple incisions.

However, as they were built on legacy technology they have profound limitations, including at minimum a 2.5 centimeter length incision with complication rates approaching 10%, very little force capability, limited motion, and even higher costs that multi-port robotics.

So where does this leave us after two decades of robotic surgery and four decades of minimally invasive surgery. And the answer is unfortunately mostly with open surgery. Within the procedure categories that are addressed by legacy surgical robotics, representing about 39 million abdominal soft tissue procedures worldwide, more than 50% are still performed using open surgical techniques today.

On slide 11, there are a number of reasons that open surgery represents more than half of these procedures. Including that existing systems are very high cost and difficult to use. Roughly 100 procedures are required to become proficient on a legacy surgical robot. They have limited capabilities and many result in higher, not lower complication rates. They have large footprints, limited portability, and require extensive setup and higher OR turnover time.

All of these challenges result in low utilization. Specifically, only 3.2% of the 39 million abdominal soft tissue procedures worldwide per year are performed with legacy robotic systems.

Turning to slides 12 and 14. So let me introduce you to the vicarious surgical solution to these problems. A robotic solution that is minimally invasive and more capable. Our system has two arms and a camera. The arms have degrees of freedom that naturally mimic the motion of the surgeon. The camera pans and tilts and rolls, following the motion of the surgeon's head. Each arm has nine degrees of freedom, effectively giving each arm wrists, elbows, and shoulders.

And it all fits into a single 1.5 centimeter incision. You can see on the image on the slide which shows the size of a 1.5 centimeter incision. And our entire robot enters the abdomen through that trocar size. This is a key differentiator versus legacy robotic systems and allows us to achieve the superior motion capabilities inside the patient.

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On slide 15, once inside the abdomen each arm has nine degrees of freedom which is not a coincidence. It naturally replicates a surgeon's arm motion. But it does so inside the abdomen. This gives us the ability to not only turn left and right but also to work up, down, and even back at the incision site allowing the surgeon to spin around and work basically anywhere from the same single incision point.

While inside the patient, the robot utilizes its 28 sensors on each arm to deftly move around the interior of the patient and avoid creating tertiary injuries. The surgeon is able to see everything they are working on as the system provides a natural view in any and all directions, 360 degrees for a fully immersive experience.

Finally, our system is simple, portable, and capable. The vicarious surgical system fits through a standard door, is only two pieces that can be set up easily, can be wheeled from operating room to operating room, no longer requiring a dedicated OR or construction build out and can be stored anywhere that the hospital stores surgical equipment.

On slide 17, as I said our system offers surgeons incredible versatility once inside the abdomen. The nine decoupled actuators in each arm provide unprecedented dexterity through an ultra-thin support tube. And on slide 18, this incredible versatility comes with sensing and visualization to match. With everyone else in the industry focused on chip on a stick, all legacy systems have only sensing where they operate within a tiny cone of space directly in front of the instrument.

Our system in contrast has 3D depth mapping, full motion tracking, force sensing, and feedback at every joint, 4k video at a high frame rate. All of these features allow us to offer incredible feedback to the surgeon during the procedure while also collecting data which has given us a huge advantage versus our competitors.

On slide 19, lastly the economics of our robotics system are extremely compelling. Advanced engineering enables the sterile portion of our device to be fully disposable with a competitive cost structure. Our decoupled actuators enable polymer cables and parts, reducing manufacturing costs versus traditional manufacturing by only five to ten times.

The capital equipment which is primarily non-robotic as opposed to legacy robotics systems where they have four giant, high-performance robotic arms outside of the patient, our system the robotic motion happens inside the patient with what you see here on the slide. It makes our cost of goods of the capital equipment significantly lower than competing products.

On slide 20, we have been extremely pleased with the positive feedback from surgeons and hospitals alike. Most importantly our system addresses the key areas that hospitals identified as most important with our core and patented technology.

On slide 21, we scored 4.8 out of five with five being a very easy sell in an independent blinded study with surgeons and hospitals run by one of the leading industry market research firms.

On slide 22, we are also very proud of the recognition from the FDA. Our product is the only full surgical robotics platform to receive a breakthrough designation from the FDA indicating that they agree with our product's potential for clinical benefit. The breakthrough status includes prioritized review and most importantly comes with a well established pathway to reimbursement and coverage.

Specifically, the Centers for Medicare and Medicaid Services provide a quote, "Unfettered path to coverage beginning as soon as the same day as FDA market authorization for breakthrough devices." This path accelerates coverage, coding, and payment for innovative technology. The CMS coverage would last up to four years from the date of FDA market authorization.

On slide 24, we have a multi-phase strategy for development, clearance, and commercialization in the coming year and we expect steady news flow as we achieve these milestones.

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On slide 25, our regulatory strategy minimizes time to market while also reducing regulatory risk by adopting a phased and scalable approach. We are pursuing 510(k) clearance for our first clinical indication in ventral hernia repair. And we plan to quickly expand the number of 510(k) clearances in new clinical indications in the following years.

On slides 26 and 27, ventral hernia is the first clinical indication we are pursuing and it represents a strong entry point into the broader abdominal surgery market. There are more than 900,000 ventral hernia cases each year in the United States and another 3.3 million in international markets.

Most of these are performed with what we call a simple hernia repair. And the outcomes are relatively poor. One in five of these patients ends up with a recurrence of their hernia within three years, which requires a return to the operating room to have it surgically repaired. There are also complex abdominal wall repairs, utilizing separation of parts technique which are much more complicated for the surgeon and take well over twice as long to complete but result in much lower complication rates for the patient. Roughly 4% versus 20% for simple repairs.

Despite the lower complication rate as depicted in the images on the right side of the slide, these procedures are incredibly difficult for legacy robots and can take upwards of four hours to perform. Our robotic system's ability to work up and behind itself, tuck and pull down the pouch that needs to be created on either side of the hernia to secure mesh in place all through one 1.5 centimeter incision all in comparable times to simple hernia repairs with better outcomes for the patient. All of this means significant cost savings for hospitals and the broader healthcare system as a result of our robotic platform.

On slide 28, as I mentioned earlier, ventral hernia is our first indication but we have many opportunities to expand our clinical applications. And the total addressable market opportunity of the abdominal procedures we are targeting is extremely compelling, at an estimated 136 billion.

So with that I'll turn the call over to Bill Kelly, Vicarious Surgical CFO. Bill?

Bill Kelly

Thanks, Adam. Before I review the financials let me start with a brief summary of my background. Prior to joining Vicarious I was CFO of Exosome Diagnostics where I took the company from development stage to commercial stage and eventually sold the company to BioTechne for up to $575 million in 2018.

Prior to that I was CFO of Repligen Corporation, which also went from a development stage therapeutics company to a commercial stage bioprocessing and tools company, realizing a nearly 10 fold increase in market cap as a public company over that time period. Prior to that I was corporate controller at Haemonetics Corporation, a global medical device company.

So this is actually my third time as CFO taking a company from development stage to commercial success, and I've never been more excited with a technology and an opportunity as this one. Clearly we are excited about this transaction as well, and we believe it can be truly transformative.

With this transaction we believe we can fully fund our final development, get through all of our regulatory and clinical activities on our timeline, and successfully launch commercial operations of this exciting technology and deliver and impressive top line. We are prepared to launch in 2023 and we will do so with a breakthrough designation as Adam discussed earlier.

This is huge in that it offers four years reimbursement coverage from day one, which significantly de-risks our early commercialization efforts. Given the compelling market opportunity, our strong competitive advantages that we've talked about including price, size, functionality, capability, ease of use, fast throughput, as well as the fact that this transaction offers us the ability to fully invest in a strong, successful commercial launch we believe we will deliver the strong top line performance that you see on slide 29.

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On top of that, given the significant cost advantages we have including the disposability of sterile components and the design of the overall system using processes and technologies that were not available 20 years ago when many legacy robotics systems were being developed. We believe because of these factors we will deliver a strong gross margin profile as noted on the slide.

Our revenues start with systems predominantly, and then as increased clinical applications come online and utilization picks up the disposables and support components become a greater percentage of our total revenue profile. While our model assumes very modest utilization, we believe adoption will be quite strong given all the competitive advantages our system offers.

That being said, given the size of this market opportunity with less than a one percent penetration in our addressable market, five years after launch and seven years from today we are poised to deliver over $1 billion in revenue by 2027.

As our installed base grows and surgeons become more familiar with all of the competitive advantages that we deliver, what you see is a classic razor-razorblade model with health recurring revenue in a very attractive overall market.

In summary, what we have is an incredible technology attacking a large, relatively underpenetrated market with huge opportunity for growth and great margins. With this transaction and PIPE investment, we believe we are poised to deliver significant value in the years to come.

With that, I'll turn it back to Donald and D8 for their perspective on this exciting opportunity. Donald?

Donald Tang

Thanks, Bill. So turning to slide 30, we compared Vicarious Surgical against various high-growth medical technologies companies and disruptive healthcare technology companies as well as legacy surgical robotics companies. It's clear to us that surgical robotics have already crossed the chasm for adoption, given that hospital systems no longer have to be convinced that robots deserve space in the operating theater.

But given the size of the white space and the clear shortcomings of existing legacy robots that Vicarious Surgical Solution solves with improved patient outcomes and better hospital economics, we have assumed a revenue ramp in 2023 and 2025 that will be quite strong. Importantly, this transaction values Vicarious Surgical on a very attractive multiple of just 3.1 times estimated 2025 revenue.

Additionally, we think it's also worth noting that surgical robotic companies have been awarded sizeable valuations in the private market, especially when the technology is differentiated and nearly a rapid ramp in commercialization.

Turning to slide 31, this transaction values Vicarious Surgical at approximate $1.1 billion and with cash in trust and the proceeds from the PIPE offering, the combined company is expected to have more than $425 million in cash on the balance sheet post-closing. This gives the company the requisite capital to execute their growth strategy to get to commercialization.

We truly believe this transaction represents a rare opportunity to invest in a company that has the elements to disrupt the surgical robotics industry and is poised for impressive multiyear growth at an attractive valuation. And with that, Operator I'll turn the call back to you.

Operator

Thank you, sir. That does conclude our conference call for today. We do thank you for your participation.

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Additional Information About the Proposed Business Combination and Where to Find It

The proposed business combination will be submitted to shareholders of D8 Holdings Corp. (“D8 Holdings”) for their consideration. D8 Holdings intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include preliminary and definitive proxy statements to be distributed to D8 Holdings’ shareholders in connection with D8 Holdings’ solicitation for proxies for the vote by D8 Holdings’ shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, D8 Holdings will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. D8 Holdings’ shareholders and other interested persons are advised to read, once available, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with D8 Holdings’ solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about D8 Holdings, Vicarious Surgical Inc. (“Vicarious Surgical”) and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by D8 Holdings, without charge, at the SEC's website located at www.sec.gov or by directing a request to D8 Holdings, at Unit 1008, 10/F, Champion Tower, 3 Garden Road, Central, Hong Kong.

Participants in the Solicitation

D8 Holdings, Vicarious Surgical and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from D8 Holdings’ shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of D8 Holdings’ shareholders in connection with the proposed business combination will be set forth in D8 Holdings’ proxy statement / prospectus when it is filed with the SEC. You can find more information about D8 Holdings’ directors and executive officers in D8 Holdings’ Annual Report. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics and expectations and timing related to potential benefits, terms and timing of the transaction. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Vicarious Surgical’s and D8 Holdings’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Vicarious Surgical and D8 Holdings. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of D8 Holdings or Vicarious Surgical is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Vicarious Surgical; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; Vicarious Surgical’s ability to manage future growth; Vicarious Surgical’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its products; the effects of competition on Vicarious Surgical’s future business; the amount of redemption requests made by D8 Holdings’ public shareholders; the ability of D8 Holdings or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in D8 Holdings’ Annual Report on Form 10-K for the year ended December 31, 2020 (the “Annual Report”) under the heading “Risk Factors,” and other documents of D8 Holdings filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Vicarious Surgical nor D8 Holdings presently know or that Vicarious Surgical and D8 Holdings currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Vicarious Surgical’s and D8 Holdings’ expectations, plans or forecasts of future events and views as of the date of this communication. Vicarious Surgical and D8 Holdings anticipate that subsequent events and developments will cause Vicarious Surgical’s and D8 Holdings’ assessments to change. However, while Vicarious Surgical and D8 Holdings may elect to update these forward-looking statements at some point in the future, Vicarious Surgical and D8 Holdings specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Vicarious Surgical’s and D8 Holdings’ assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

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